April 18, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Targa Resources Corp. Registration Statement on Form S-1 (File No. 333-173262)
Ladies and Gentlemen:
     As Representatives of the several underwriters, we hereby join the Company’s (i) withdrawal of the previous acceleration request letter filed with the Securities and Exchange Commission on Thursday, April 14, 2011 and (ii) request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on April 19, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the underwriters have made arrangements to electronically distribute approximately 213 copies of the Company’s Preliminary Prospectus to be dated on or about April 19, 2011 to prospective underwriters, institutional investors, retail investors and others for the offering commencing on or about April 19, 2011.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MORGAN STANLEY & CO. INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH
      INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.
As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President